UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Novelion Therapeutics Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

67001K202
(CUSIP Number)

Joseph P. Riccardo c/o Healthcare Value Capital, LLC 50 Tice Blvd, Suite 140 Woodcliff Lake, New Jersey 07677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph P. Riccardo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	67001K202

Item 1.	Security and Issuer.

The name of the issuer is Novelion Therapeutics Inc. (the "Issuer"). The address of the Issuer's principal executive offices is c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D/A is being filed jointly by Healthcare Value Capital, LLC, a Delaware limited liability company, Healthcare Value Capital General Partner, LLC, a Delaware limited liability company, Healthcare Value Partners, L.P., a Delaware limited partnership, and Joseph P. Riccardo, a United States citizen (the “Reporting Persons”). Mr. Riccardo is the managing member of each of Healthcare Value Capital, LLC and Healthcare Value Capital General Partner, LLC.  The principal business address of the Reporting Persons is 50 Tice Blvd, Suite 140, Woodcliff Lake, New Jersey 07677.

(d) There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Persons or their executive officers were convicted (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On December 3, 2018, Healthcare Value Capital, LLC, on behalf of Healthcare Value Partners, L.P., sent a letter to the Board of Directors of the Issuer which is filed as Exhibit 99.2 hereto and incorporated by reference into this Item 4 as if restated in full herein.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Healthcare Value Capital, LLC may be deemed to be the beneficial owner of 1,800,000 Shares (9.5%) of the Issuer, based upon the 18,932,230 Shares outstanding as of November 5, 2018, according to the Issuer.  Healthcare Value Capital, LLC has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Capital, LLC has the shared power to vote or direct the vote of 1,800,000 Shares, Healthcare Value Capital, LLC has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Capital, LLC has the shared power to dispose or direct the disposition of 1,800,000 Shares to which this filing relates.

The Healthcare Value Capital General Partner, LLC may be deemed to be the beneficial owner of 1,800,000 Shares (9.5%) of the Issuer, based upon the 18,932,230 Shares outstanding as of November 5, 2018, according to the Issuer. The Healthcare Value Capital General Partner, LLC has the sole power to vote or direct the vote of 0 Shares, the Healthcare Value Capital General Partner, LLC has the shared power to vote or direct the vote of 1,800,000 Shares, the Healthcare Value Capital General Partner, LLC has the sole power to dispose or direct the disposition of 0 Shares and the Healthcare Value Capital General Partner, LLC has the shared power to dispose or direct the disposition of 1,800,000 Shares to which this filing relates.

Healthcare Value Partners, L.P. may be deemed to be the beneficial owner of 1,800,000 Shares (9.5%) of the Issuer, based upon the 18,932,230 Shares outstanding as of November 5, 2018, according to the Issuer.  Healthcare Value Partners, L.P. has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Partners, L.P. has the shared power to vote or direct the vote of 1,800,000 Shares, Healthcare Value Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Partners, L.P. has the shared power to dispose or direct the disposition of 1,800,000 Shares to which this filing relates.

Mr. Riccardo may be deemed to be the beneficial owner of 1,800,000 Shares (9.5%) of the Issuer, based upon the 18,932,230 Shares outstanding as of November 5, 2018, according to the Issuer.  Mr. Riccardo has the sole power to vote or direct the vote of 0 Shares, Mr. Riccardo has the shared power to vote or direct the vote of 1,800,000 Shares, Mr. Riccardo has the sole power to dispose or direct the disposition of 0 Shares and Mr. Riccardo has the shared power to dispose or direct the disposition of 1,800,000 Shares to which this filing relates.

The transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit 99.3. All transactions were conducted in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit

99.1       Joint Filing Statement

99.2       Letter to the Board of Directors of the Issuer

99.3       Schedule of Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2018
(Date)

Healthcare Value Capital, LLC*
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC*
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Partners, L.P.*
By Healthcare Value Capital General Partner, LLC, its general partner
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
/s/ Joseph P. Riccardo*
Joseph P. Riccardo

* This Reporting Person disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1 dated December 3, 2018 relating to the Common Stock of Novelion Therapeutics Inc. shall be filed on behalf of the undersigned.

Healthcare Value Capital, LLC
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member
Healthcare Value Partners, L.P.
By Healthcare Value Capital General Partner, LLC, its general partner
By:	/s/ Joseph P. Riccardo
Joseph P. Riccardo
Managing Member /s/ Joseph P. Riccardo

Joseph P. Riccardo

Exhibit 99.2

December 3, 2018

Board of Directors

Novelion Therapeutics Inc.

c/o Norton Rose Fulbright

1800 - 510 West Georgia Street

Vancouver, BC V6B 0M3

Canada

Dear Ladies and Gentlemen:

Our fund, Healthcare Value Partners, L.P., has been a significant and supportive shareholder of Novelion Therapeutics Inc. and its affiliates ("Novelion") and its predecessor QLT Inc. for nearly eight years. We are among the largest owners of common stock, with 1.8 million shares held by our fund or 9.52% of currently outstanding shares, and we take pride in being value-added, long-term partners of Novelion and our fellow shareholders.

We have worked hard to provide practical, constructive advice to you and your various management teams, during the term of our ownership, based on our extensive knowledge of the industry and similarly situated issuers. Our principals have been actively engaged in advising and sponsoring drug and other healthcare companies for more than 40 years.

Your and your predecessors' oversight of the core commercial business, which is contained in your subsidiary Aegerion Pharmaceuticals, Inc. (“Aegerion”), has been consistently poor spanning many years. You have allowed Novelion's costs, in particular SG&A and R&D, to run completely out of control, far exceeding all reasonable benchmarks and control limits for emerging growth biotech firms.

For example, through the first 9 months of 2018, SG&A expense was $65.8 million, or 73% of revenue. This is in sharp contrast to pharmaceutical industry averages in the 20 – 30% range. Similarly, R&D expense during this same period was $31.1 million, or 35% of revenue. This compares to industry averages in the 10 – 20% range and is especially indefensible given the poor productivity in advancing existing leads and the void of any apparent new product candidates in the pipeline.

These enormously high spending levels, of course, led to the endless realization of net operating losses and the recurring need to raise multiple stop-gap financings in order to avoid insolvency and a disruption of the core Juxtapid and Myalept franchises. Novelion has realized more than $135 million of cumulative cash operating losses since the merger with Aegerion in November 2016, despite having core businesses that yield very high gross margins. Chronic mismanagement and poor oversight by the Board have induced severe financial distress, which has irreparably harmed shareholder confidence as evidenced by the progressive collapse of the stock price.

Further, in the face of extreme projected cash burn rates, you inexplicably waited until 3Q18 to attempt to normalize this unsustainable cost structure. The prior restructurings of 1Q16, 3Q16, 1Q-2Q17, and 1Q18 were wholly inadequate. The stop-gap bridge financings, all expensive and dilutive to equity claims, have simply created runways to the next crisis.

You have now taken the additional step of installing Novelion’s General Counsel, Benjamin Harshbarger, as the interim CEO, replacing Jeffrey Hackman. After several discussions with Mr. Hackman, we believed he was motivated and well-positioned, with the advice of restructuring expert AlixPartners, to assure a transition, however difficult, to a new state and capital structure that would have permitted Novelion to remain independent and build its business without the cost and distraction of financial distress.

By putting a lawyer, and not an operations expert, in charge of Novelion, we are concerned you are sending a clear signal that you intend to sell or even liquidate Novelion, perhaps at an extreme discount to fair value in order to repay principal to the creditors that have funded a bridge loan and a substantial portion of a convertible bond instrument. This signal was further reinforced by the recent 8-K filing on November 26, 2018, describing a “retention plan” for key executives through a “transaction event”.

You have indicated that Novelion will likely generate $120 million in cash gross profit from revenue of $145 – $160 million in 2019 and that further restructuring will enable Novelion to become cash flow positive in 2Q19. At present, the universe of publicly-traded orphan drug companies trades at an average ratio of enterprise value to 2019E (projected) gross profit of 8.7x. This multiple applied to Novelion’s expected 2019 gross profit implies a fair value of $34 per fully-diluted common share. Large-capitalization firms in the pharmaceutical and biotech sectors, both of which are growing more slowly than Novelion, trade at average ratios of enterprise value to 2019E (projected) revenue of 4.0x and 6.0x, respectively. Applying those multiples to Novelion’s 2019 revenue guidance suggests a fair value range of $10 – $30 per share.

(see Exhibit A for peer group asset pricing multiples)

Relative to its peers, Novelion’s inferred enterprise value is in the range of $600 – $1,200 million. As such, we believe the pro forma intrinsic value of Novelion, as a standalone entity (without a change of control), far exceeds $600 million under distressed conditions.

You were each elected and are paid by the owners of Novelion to govern vigilantly on the shareholders’ behalf and hold management and fellow directors accountable. Your primary obligation, as overseers and fiduciaries, is to protect the shareholders, whose risk capital, in part, has permitted Novelion to exist and endure.

We fully expect you to represent us as shareholders and protect our interests during this ongoing crisis and ensure an outcome that maximizes the value of our economic claim. Notably, we expect you to faithfully and thoroughly explore all strategic alternatives and not simply choose the most expedient solution for the debt-holders at the expense of the equity-holders. In so doing, you will preserve an important, life-saving business that serves severely-ill patients around the world as well as the claims of all other stakeholders.

We would welcome the opportunity to meet with you and management to discuss our thoughts on an immediate program to decisively and permanently normalize costs as well as the relative merits, timing, and terms for the strategic alternatives available to Novelion.

Sincerely,

Joseph P. Riccardo
Managing Member

Healthcare Value Capital, LLC

Exhibit A

Novelion Therapeutics Inc.

Valuation Peer Group Summary

Publicly-Traded Companies

(priced as of 2018-11-27)

Exhibit 99.3

SCHEDULE OF TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Healthcare Value Capital, LLC and Healthcare Value Capital General Partner, LLC (on behalf of Healthcare Value Partners, L.P. for which they act as investment manager and general partner, respectively)

Date	Purchase/Sale	Price	Number of Shares Acquired (Disposed)
09/28/2018	Sale	$3.03	(301,900.00)
10/02/2018	Sale	$2.66	(3,014.00)
10/03/2018	Sale	$2.41	(20,142.00)
10/03/2018	Sale	$2.44	(10,000.00)
10/04/2018	Sale	$2.14	(9,100.00)
10/05/2018	Sale	$2.06	(68,635.00)
10/10/2018	Sale	$2.01	(7,300.00)
11/08/2018	Purchase	$1.32	400,000.00
11/08/2018	Purchase	$1.29	235,200.00
11/09/2018	Purchase	$1.72	71,504.00
11/14/2018	Purchase	$1.05	100,000.00
11/15/2018	Purchase	$1.10	100,000.00